SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13G


      Information Statement Pursuant to Rules 13d-1 and 13d-2
             Under the Securities Exchange Act of 1934

                       (Amendment No.  9 )*


                    NICHOLS RESEARCH CORPORATION
                         (Name of Issuer)


                    COMMON STOCK $.01 PAR VALUE
                  (Title of Class of Securities)


                            653818 10 4
                          (CUSIP Number)


















____________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 653818 10 4

     1)   Names of Reporting Persons:      ROY J. NICHOLS

          S.S. or I.R.S. Identification Nos. of Above Persons:
              ###-##-####

     2)   Check the Appropriate Box if a Member of a Group (See Instructions).

          (a)

          (b)    X

     3)   SEC Use Only

     4)   Citizenship or Place of Organization       U.S.A.
_______________________________________________________________________________


Number of Shares Beneficially Owned  (5)  Sole Voting Power             0
By Each Reporting Person With        __________________________________________
                                     (6)  Shared Voting Power       453,098{1}
                                     __________________________________________
                                     (7)  Sole Dispositive Power        0

                                     (8)  Shared Dispositive Power  453,098{1}
                                     __________________________________________


     9)   Aggregate Amount Beneficially  Owned  by  Each  Reporting  Person
                                 453,098

     10)  Check  if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)          X

     11)  Percent of Class Represented by Amount in Row (9) ______
                                     3.9%

     12)  Type of Reporting Person (See Instructions)     IN
_______________________________________________________________________________

**FOOTNOTES**

     {1}364,763 of the shares are held in a Revocable Trust for Roy J. Nichols and his spouse, Susan Mary Nichols. Reporting person and his spouse are Trustees of that Revocable Trust. The Roy J. Nichols and Susan Mary Nichols Charitable Remainder Unitrust owns the remaining 88,335 shares. Roy J. Nichols is the sole Trustee of that charitable trust.

ITEM 1(a).  Name of Issuer:

            Nichols Research Corporation.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

            4040 Memorial Parkway, South, Huntsville, Alabama  35802-1326.

ITEM 2(a).  Name of Person Filing:

            Roy J. Nichols

ITEM 2(b).  Address of Principal Business Office or, if None, Residence:

            4040 Memorial Parkway, South, Huntsville, Alabama  35802-1326

ITEM 2(c).  Citizenship:

            United States of America

ITEM 2(d).  Title of Class of Securities:

            Common stock, par value $.01 per share

ITEM 2(e).  CUSIP Number:

            653818 10 4

ITEM 3.     Not applicable.

ITEM 4.     Ownership on December 31, 1996:

            (a)  Amount  beneficially  owned:   453,098  shares (which includes
                 0 shares which the person filing has the right to acquire upon exercise of options.)

            (b)  Percent of class:   3.9   percent

            (c)  Number of shares as to which the person filing has:

                 (i)   sole power to vote or to direct the vote is 88,335;

                 (ii)  shared power to vote or to direct the vote is 364,763;

                 (iii) sole power to dispose or to direct the disposition of is
                       88,335; and

                 (iv) shared power to dispose or to direct the disposition of is 364,763.

ITEM 5.   Ownership of Five Percent or Less of a Class:

          If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6.   Not applicable.

ITEM 7:   Not applicable.

ITEM 8:   Not applicable.

ITEM 9:   Not applicable.

ITEM 10:  Not applicable.


                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997

Signature:

ROY J. NICHOLS, DIRECTOR AND SENIOR VICE PRESIDENT
Name/Title

By:   Elizabeth W. Abel
------------------------------------
Elizabeth W. Abel, Attorney-in-Fact
  for Roy J. Nichols


ATTENTION:   INTENTIONAL  MISSTATEMENTS OR  OMISSIONS  OF  FACT  CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

STATE OF ALABAMA
COUNTY OF MADISON

                         POWER OF ATTORNEY

     KNOW   ALL   MEN  BY  THESE  PRESENTS,  that  the  undersigned  hereby
constitutes and appoints each of JOHN R. WYNN and ELIZABETH W. ABEL, signing singly, the undersigned's true and lawful attorney-in-fact to:

     1. execute for and on behalf of the undersigned, individually and/or in the undersigned's capacity (a) as an officer and/or director of Nichols Research Company (the "Company"), (b) as Co-Trustee of the Roy J. Nichols and Susan Mary Nichols Revocable Trust (the "Revocable Trust"), and/or (c) as Trustee of the Roy J. Nichols and Susan Mary Nichols Charitable Remainder Unitrust (the "Charitable Trust"), Schedule 13G in accordance with Section 13(g) of the Securities Exchange Act of 1934 and the rules thereunder; and

     2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13G and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13(g) of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G with respect to the undersigned's holdings of securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February, 1997.


                                   Roy J. Nichols
                                   ---------------------------
                                   Roy J. Nichols

STATE OF ALABAMA
COUNTY OF MADISON

     I, the undersigned, a Notary Public in and for the State and County aforesaid, hereby certify that ROY J. NICHOLS, whose name is signed to the foregoing Power of Attorney, and who is known to me, acknowledged before me on this day that, being informed of the contents of the Power of Attorney, he executed the same voluntarily on the day the same bears date.

     Given under my hand and official seal on this the 14th day of February, 1997.


                              Patty R. Baugher
                              ------------------------------------
                              Notary Public
                              My commission expires: August 2, 1998